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 Writer's Direct Number                                 Writer's E-mail Address
(212) 756-2131                                          george.silfen@srz.com





                                  July 16, 2008




VIA EDGAR

Christian T. Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

        Re: BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund")
            Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File Nos. 333-125447 and 811-21247)
            ------------------------------------

Dear Mr. Sandoe:

         Set forth below are the Fund's responses to comments received from the staff of the Securities and Exchange Commission (the "Staff") in telephone conversations on July 14, 2008 and July 15, 2008.

         The Staff's comments appear in italicized text below. The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in Post-Effective Amendment No. 5.

1. THE STAFF ASKED WHETHER THE CONSOLIDATION OF THE BANK OF NEW YORK, INC., THE PARENT COMPANY OF THE FUND'S INVESTMENT ADVISER AND SUB-ADVISER, WITH MELLON FINANCIAL CORPORATION CONSTITUTED AN "ASSIGNMENT" (AS DEFINED BY THE 1940 ACT) OF THE FUND'S INVESTMENT ADVISORY AGREEMENT WITH BNY INVESTMENT ADVISORS AND SUB-ADVISORY AGREEMENT WITH IVY ASSET MANAGEMENT CORP.


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July 16, 2008
Page 2


Management of the Fund received a legal opinion that the consolidation did not constitute an "assignment" under the 1940 Act, consistent with the Staff's position in DEAN WITTER, DISCOVER & CO. (MORGAN STANLEY GROUP INC., SEC No-Action Letter (pub. avail. Apr. 18, 1997)).

2. THE STAFF ASKED FOR CONFIRMATION ON HOW MUCH OF THE FUND'S NET ASSETS ARE INVESTED IN ANY ONE PORTFOLIO FUND.

Currently, not more than 10% of the Fund's net assets are invested in any one Portfolio Fund and we do not currently intend to invest more than 10% of the Fund's net assets in any one Portfolio Fund.

3. THE STAFF REQUESTED THAT DISCLOSURE IN THE SECOND PARAGRAPH OF PAGE 28, WHICH BEGINS "IN SUCH EVENT..." BE REVISED TO CLARIFY THAT IN SUCH CIRCUMSTANCES, THE FAIR VALUE OF AN INVESTMENT MAY BE DETERMINED BY THE FUND.

The requested clarification has been made.



         In connection with this filing, and as requested by the Staff, the Fund agrees that:

         o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

July 16, 2008
Page 3


         We have also attached a request for accelerated effectiveness pursuant to Rule 461 under the Securities Act of 1933, as amended, executed by duly authorized officers of the Fund and its underwriter. It is requested that the effectiveness of the Fund's Registration Statement be accelerated to July 18, 2008 or as soon as practicable thereafter.

         We believe that the actions taken by the Fund, together with the responses in this letter, are fully responsive to the Staff's comments. Please call the undersigned at (212) 756-2131 with any questions or comments.

                                           Very truly yours,

                                           /s/ George M. Silfen, Esq.
                                           --------------------------
                                           George M. Silfen, Esq.

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